SEC 1815 (11-2002)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed “Julie A. S. Kemp”

Date  February 28, 2005

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for Form 6-K

1.0

Notice Letter filing Technical Report – Resources and reserves assessment of the East Mine pillar, Casa Berardi complex Aurizon Mines Ltd., dated February 10, 2005, prepared by Geostat Systemes International Inc.

1.1

Technical Report – Resources and reserves assessment of the East Mine pillar, Casa Berardi complex Aurizon Mines Ltd., dated February 10, 2005, prepared by Geostat Systemes International Inc.

1.2

Consent of Author – East Mine Report.

2.0

Notice Letter filing Technical Report – Casa Berardi Project – Resources Estimation – zone 113 Lower Part, dated February, 2005, prepared by Met-Chem Canada Inc.

2.1

Technical Report – Casa Berardi Project – Resources Estimation – zone 113 Lower Part, dated February, 2005, prepared by Met-Chem Canada Inc.

2.2

Consent of Author – Casa Berardi Project – Resources Estimation – zone 113 Lower Part.

3.0

Notice Letter filing Technical Report – Casa Berardi Project – Feasibility Study – Executive Summary, dated January 2005, prepared by Met-Chem Canada Inc.

3.1

Technical Report – Casa Berardi Project – Feasibility Study – Executive Summary, dated January 2005, prepared by Met-Chem Canada Inc.

3.2

Consent of Authors – Casa Berardi Project – Feasibility Study – Executive Summary.